UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 14, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                     Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 14, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: September 14, 2012
12-38-TR

Teck Announces Vice President Appointments

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) is pleased to announce the appointment of Alex Christopher to Vice President, Exploration and Colin Joudrie to Vice President, Business Development.

As Vice President, Exploration, Alex is responsible for Teck’s global exploration efforts and overseeing active identification, pursuit and acquisition of early stage exploration to pre-development stage opportunities, as well as developing and maintaining key relationships with junior partners and the junior mining industry in general.

Alex joined Teck’s Exploration Group in 1984 and most recently held the position of General Manager, New Ventures within Teck’s Corporate Development Group. He holds a Bachelor’s of Science Honours Degree in Geology from McMaster University.

As Vice President, Business Development, Colin manages identification and pursuit of external growth opportunities and corporate support to internal growth initiatives. Mr. Joudrie also remains General Manager of CESL.

Colin joined Teck's Exploration group in 1991 and most recently held the position of Director, Business Evaluations. He has a Master’s in Business Administration Degree from the Richard Ivey School of Business and a Bachelor's of Science Honours in Geology from Queen's University.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Chris Stannell
Teck
Tel +1.604.699.4368
chris.stannell@teck.com